UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GLU MOBILE INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

379890106

(CUSIP Number)

Tencent Holdings Limited

29/F Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

with a copy to:

Ji Liu, Esq

Latham & Watkins LLP

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

Telephone: +852 2912.2501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379890106	Schedule 13D

1	NAMES OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 379890106	Schedule 13D

1	NAMES OF REPORTING PERSONS Red River Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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CUSIP No. 379890106	Schedule 13D

Item 1. Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on May 11, 2015 (as amended by Amendment No. 1 filed with the SEC on June 5, 2015, Amendment No. 2 filed with the SEC on February 11, 2016, Amendment No. 3 filed with the SEC on February 26, 2016 and Amendment No. 4 filed with the SEC on June 4, 2019, the “Original Statement” and, together with this Amendment No. 5, the “Statement”) by Tencent Holdings Limited, a Cayman Islands company (“Tencent”) and Red River Investment Limited, a British Virgin Islands company and a direct wholly-owned subsidiary of Tencent (“Red River”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Glu Mobile Inc., a company incorporated in the state of Delaware (the “Issuer”). Each of Tencent and Red River is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Unless specifically amended hereby, the disclosures set forth in the Original Statement shall remain unchanged. All capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Original Statement.

Item 2. Identity and Background

Item 2 (including Appendix A attached thereto) is hereby amended and restated in its entirety, as follows:

(a)	This Statement is being filed jointly by:

(i)	Tencent; and

(ii)	Red River.

(b) The principal address of Tencent is 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The principal address of Red River is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(c) Tencent is an integrated internet services company providing services including value-added services, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Red River is a direct wholly-owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each director and executive officer of the Reporting Persons (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

CUSIP No. 379890106	Schedule 13D

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

Voting Agreement

On February 8, 2021, Electronic Arts Inc., a Delaware corporation (“Parent”), Giants Acquisition Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Concurrently with the execution of the Merger Agreement, on February 8, 2021, Parent, Merger Sub and Red River entered into a Voting and Support Agreement (the “Voting Agreement”), pursuant to which Red River agreed to vote (or cause to be voted, including by proxy or by delivering a written consent) all shares of Common Stock of the Issuer held by Red River (i) in favor of (A) the adoption of the Merger Agreement (the “Merger Proposal”) and (B) any proposal to adjourn or postpone any meeting of stockholders of the Issuer to a later date if there are not sufficient votes to adopt the Merger Proposal; and (ii) against any other proposal, action or agreement that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement in any material respect. Red River also agreed to waive, and to not exercise, any appraisal rights that may be available under Delaware law with respect to the Merger. The Voting Agreement will terminate automatically upon the first to occur of (a) a Change of Board Recommendation (as defined under the Merger Agreement) in response to a Superior Proposal (as defined under the Merger Agreement) effected pursuant to the terms of the Merger Agreement, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the Effective Time (as defined under the Merger Agreement) and (iv) the mutual written consent of Parent and Red River.

General

The Reporting Persons acquired the securities described in this Statement for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

The Reporting Persons intend to facilitate the Merger. As a result of these transactions, the Issuer’s Common Stock will be delisted and deregistered and the Issuer will cease to operate as an independent company.

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CUSIP No. 379890106	Schedule 13D

In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to support the Merger and to consider or explore: sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows :

(a) - (b)

Items 7 through 11 and 13 of each of the cover page of this Statement for the Reporting Persons are incorporated herein by reference.

As of the date hereof:

Tencent is the parent company of Red River. Tencent may be deemed to be the beneficial owner and deemed to have the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of 21,000,000 shares of Common Stock held by Red River, representing 12.2% of the total issued and outstanding shares of Common Stock.

The beneficial ownership percentage above is calculated based on 171,915,000 shares of Common Stock outstanding as of September 30, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2020.

Except as set forth above, to the knowledge of the Reporting Persons, no person identified in Appendix A hereto, other than David A.M. Wallerstein, Chief eXploration Officer and Senior Executive Vice President of Tencent, beneficially owns any shares of Common Stock. As of the date hereof, Mr. Wallerstein beneficially owned 12,700 shares of Common Stock.

(c) Except as described in this Statement, during the past 60 days, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the Related Persons, has effected any transactions in the shares of Common Stock.

(d) Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the share of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

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CUSIP No. 379890106	Schedule 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Voting Agreement and is incorporated herein by reference. A copy of the Voting Agreement is attached as an exhibit to this Statement and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit 1:	Joint Filing Agreement, dated February 10, 2021, by and between Tencent Holdings Limited and Red River Investment Limited.

Exhibit 2:	Voting Agreement, dated February 8, 2021, by and between Electronic Arts Inc., Giants Acquisition Sub, Inc. and Red River Investment Limited.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

RED RIVER INVESTMENT LIMITED

By:	/s/ Li Qingjie
Name: Li Qingjie
Title: Director

[Signature Page to 13D Amendment]

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS

Tencent

The directors for Tencent Holdings Limited are as follows.

Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Chairman of the Board and Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China

Lau Chi Ping Martin	Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

Jacobus Petrus (Koos) Bekker	Non-Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa

Charles St Leger Searle	Non-Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa

Li Dong Sheng	Independent Non-Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China

Iain Ferguson Bruce	Independent Non-Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

Ian Charles Stone	Independent Non-Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

Yang Siu Shun	Independent Non-Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

Ke Yang	Independent Non-Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China

The executive officers for Tencent Holdings Limited are as follows:

Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Chief Executive Officer	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China

Lau Chi Ping Martin	President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

Xu Chenye	Chief Information Officer	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China

Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China

James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	United Kingdom of Great Britain and Northern Ireland

David A.M. Wallerstein	Chief eXploration Officer and Senior Executive Vice President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	United States of America

John Shek Hon Lo	Chief Financial Officer and Senior Vice President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

Red River

The directors for Red River Investment Limited are as follows. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Red River.

Name	Present Principal Employment	Business Address	Citizenship
Li Qingjie	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Gu Ting Ting Jackie	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

Red River Investment Limited does not have any executive officers.